BASIS OF PRESENTATION
This Management’s Discussion and Analysis ("MD&A") for Westport Fuel Systems Inc. ("Westport Fuel Systems", the "Company", "we", "us", "our") for the three months and year ended December 31, 2020 is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2020 ("Annual Financial Statements"). Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of March 15, 2021.
Additional information relating to Westport Fuel Systems, including our Annual Information Form ("AIF") and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements regarding the orders or demand for our products (including from our High Pressure Direct Injection ("Westport HPDI 2.0TM" or "HPDI") supply agreement with Weichai Westport Inc. ("WWI")), the timing for the launch and certification of WWI's HPDI engine, the impact of COVID-19 on future performance, earnings, supply and demand for our products, the continuation of margin pressure through 2021, consumer confidence levels, conversion of existing convertible debt, the recovery of our revenues and the timing thereof, our investments, cash and capital requirements, the intentions of our partners and potential customers, monetization of joint venture intellectual property, the performance of our products, our future market opportunities, our ability to continue our business as a going concern and generate sufficient cash flows to fund operations, the availability of funding and funding requirements, our future cash flows, including cash flows specific to Cummins Westport Inc. ("CWI"), our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, the timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. In addition, the impacts of the COVID-19 pandemic could cause actual results to differ materially from the forward-looking statements contained in this MD&A. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, the impact of the COVID-19 pandemic, conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.

The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

FULL YEAR 2020 HIGHLIGHTS

•Revenues of $252.5 million, down 17% compared to 2019 due to the COVID-19 pandemic's effect on customer demand, partially offset by significant growth in HPDI sales volumes, which nearly doubled over 2019
•Net loss of $7.4 million and net loss per share of $0.05
•$14.7 million adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA", see "Non-GAAP Measures" section in this MD&A)
•Strengthened balance sheet, improved overall liquidity, and reduced cost of capital
•At-the-Market equity offering raised $27.6 million, of which $14.4 million was raised following the close of the current quarter
•Joint venture with Weichai Power secured certification for WP12 natural gas engine powered by HPDITM 2.0 in China
•Combined businesses with UNO MINDA, JV in India to better serve a growing market through cost efficiencies and greater product choice
•Published inaugural Environment, Social and Governance ("ESG") report, highlighting our commitment to ongoing ESG performance improvements, and responsible corporate citizenship
•Announced new product development work with current OEM partner to apply HPDITM 2.0 to an updated base engine platform designed to meet Euro VI Step E emission regulations that take effect in 2024
•New development commenced on Hydrogen Internal Combustion Engine ("ICE") technology

BUSINESS OVERVIEW AND GENERAL DEVELOPMENTS
Westport Fuel Systems is focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation vehicles. Our diverse product offering sold under a wide range of established brands enables the deployment of a range of alternative fuels offering both environmental and economic advantages, including liquefied petroleum gas ("LPG"), compressed natural gas ("CNG"), liquefied natural gas ("LNG"), renewable natural gas ("RNG"), and hydrogen (together known as "gaseous fuels"). We supply our products and services through a network of distributors, directly to original equipment manufacturers ("OEMs") and to supplier OEMs and we provide delayed OEM ("DOEM") services. In total, we have customers in more than 70 countries. Today, our products and services are available for passenger car, light, medium and heavy-duty truck, cryogenic, and hydrogen applications.
The majority of our revenues are generated through the following businesses:
•Independent aftermarket ("IAM"): We sell systems and components across a wide range of brands, primarily through a global network of distributors that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels, in addition to gasoline.
•DOEM: We directly or indirectly convert new passenger cars for OEMs or importers, to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available directly from the OEM.
•Light-duty OEM: We sell systems and components to OEMs that are used to manufacture new, direct off the assembly line LPG or CNG-fueled vehicles.
•Heavy-duty OEM: We sell systems and components, including HPDI products, to engine OEMs and commercial vehicle OEMs. Our fully integrated Westport HPDI 2.0TM system, powered primarily by LNG, matches the power, torque, and fuel economy benefits found in traditional compression ignition engines using only diesel fuel, resulting in reduced greenhouse gas emissions and the capability to cost-effectively run on renewable fuels.
•Electronics: We design, industrialize and assemble electronic control modules.
•Hydrogen: We design, develop, produce and sell hydrogen components for transportation and industrial applications. Also, we are adapting our HPDI system to use hydrogen or hydrogen/natural gas blends in internal combustion engines. This segment of our business saw substantial growth in 2020.

HPDI
Our HPDI business is still in the early stages of commercialization. Meaningful increases in sales volumes are required for the HPDI business to benefit from economies of scale. Sales volumes with our initial launch partner have grown in spite of COVID-19, and we anticipate additional growth from our supply arrangement with WWI, as well as additional OEMs entering into supply agreements for our HPDI technology. Production capacity of the LNG assembled tank for HPDI application was doubled in 2020 in order to accommodate expected ramp-up volumes. In the third quarter of 2020, WWI's HPDI engine was certified to meet China VI emissions standards of the Ministry of Ecology and Environment ("MEE") of the People's Republic of China, which is an important step in the commercialization of the HPDI technology in the Chinese market. WWI has committed to purchase Westport HPDI 2.0TM components required to produce a minimum of 18,000 engines between the launch date and the end of 2023. The next significant milestone in commercializing the HPDI technology into the Chinese market is from an OEM vehicle certification operating with a WWI HPDI engine. We intend to allocate funds raised from recent financing actions to fund the additional development of HPDI technology and for capital investment to meet growing HPDI demand.
Gross margin and gross margin percentage from our HPDI product will vary based on production and sales volumes, levels of development work, successful implementation of material cost-reduction initiatives, and foreign exchange rates. Margin pressure is expected to continue through 2021 as launch costs and price discounts are only partially offset by cost reductions of materials due to higher volumes.
Westport Fuel Systems also generates income from CWI, our 50:50 joint venture with Cummins, Inc. ("Cummins"), by selling spark-ignited natural gas engines. The joint venture term is scheduled to end on December 31, 2021. Refer to the "Operating Segments" section of this MD&A for more detail.

IMPACT OF COVID-19 ON OUR BUSINESS
The COVID-19 pandemic had an adverse impact on our business in 2020. The extent, duration and impact of COVID-19 is uncertain, however in the second half of 2020, we saw a notable recovery in our business compared to the first half of the year. Sales and customer demand rebounded in all geographies compared to first half of 2020. Our Brescia, Italy facility was closed from March 16, 2020 through May 4, 2020. This facility produces components in the light-duty OEM business and assembles LNG tank systems for the heavy-duty OEM business. Our Cherasco and Albinea Italian facilities were closed from March 22, 2020 through May 4, 2020. These facilities produce components and kits in the IAM, DOEM, electronics and OEM businesses.
In addition to our production facilities, our initial HPDI launch partner temporarily closed its facilities in mid-March in response to safety concerns and government restrictions arising from the spread of COVID-19. Our launch partner reopened its production facilities in late April and has since exceeded pre-COVID-19 sales volume levels for the HPDI product in the second half of 2020.
Our light-duty OEM and DOEM businesses are dependent on new vehicle sales with gaseous fuel systems. Sales revenue in these businesses declined significantly during the second quarter of 2020 due to the impact of the COVID-19 pandemic, but revenue increased in the second half of 2020, albeit to levels still below the comparative period in the prior year as our business continues to recover. While revenue from these businesses recovered during the fourth quarter of 2020, the rise in COVID-19 cases and recent new virus variants may reduce customer demand for their products.
Our heavy-duty business was less impacted than the IAM and light-duty OEM businesses due to on-going need for freight transportation and the growing demand for more climate-friendly vehicles in markets with favourable fuel price economics. Demand for essential goods remains and consumer delivery of these goods has increased, resulting in stable demand for medium and heavy-duty trucks.

We are closely monitoring and making efforts to mitigate the impact of COVID-19 on our business. We have significant operations in Italy where there has been many cases of COVID-19. We also source components from China. At this time, management does not see a material impact to its business, however, the situation is evolving and could become material if the supply chain disruption is prolonged or end-customer demand declines.

In response to the pandemic, we undertook numerous financing actions and implemented multiple austerity measures, including actions to reduce costs, such as salary and other compensation deferrals and reductions, and delaying non-critical projects and capital expenditures to secure liquidity and improve our ability to fund our operations. We also worked closely with our key lenders to strengthen our liquidity and have made significant progress to reduce our cost of capital through the following measures:
•On March 25, 2020, we secured $6.0 million in principal deferrals on our term loan from Export Development Canada ("EDC");
•On May 20, 2020, we secured a €5.0 million government backed term loan from UniCredit S.p.A. ("UniCredit") to our Emer S.p.A. ("Emer") subsidiary;
•On July 17, 2020, we secured a €15.0 million government backed term loan from UniCredit to our MTM S.r.l. ("MTM") subsidiary;
•On July 23, 2020, we secured a $10.0 million bridge loan secured from EDC at a 6.25% interest rate;
•On July 24, 2020, we announced the refinancing of our convertible notes held by funds affiliated with Cartesian Capital Group ("Cartesian"). Under the terms of the agreement with Cartesian, we agreed to pay down the principal amount of the existing convertible notes from $17.5 million to $10.0 million. Concurrent with such repayment, the maturity of the remaining amended notes was extended to three years from the date of the amendments, the coupon rate was reduced from 9.0% annually to 6.5% annually, and the conversion price was revised from $2.17 per share to $1.42 per share;
•On August 11, 2020, we secured a €7.0 million government backed term loan from Deutsche Bank to our Emer subsidiary;
•On November 4, 2020, we amended the terms of our revolving financing facility with HSBC Bank Canada ("HSBC") to increase the maximum draw amount from $10.0 million to $20.0 million;
•Conversion of a total of $5.0 million convertible debt with Cartesian into common shares as of December 31, 2020; and
•Issuance of $14.4 million gross proceeds in common shares from treasury to the public as of December 31, 2020 through the at-the-market equity offering program (the "ATM Program") launched in November 2020.
We are also participating in government wage-subsidy and other support programs in the countries where we operate. We have received $6.1 million in the year ended December 31, 2020 related to these programs.
Liquidity to fund ongoing operations and growth opportunities is further discussed in the "Liquidity and Going Concern" section in the MD&A below. Refer to notes 13, 14(a), 14(b), and 17 in our consolidated financial statements for more details.

Overview of Financial Results for 2020

Revenues for the year ended December 31, 2020 decreased 17%, to $252.5 million, compared to the prior year, as a result of the impact on customer demand from COVID-19, partially offset by the significant growth in our HPDI sales volumes from our initial launch partner. Revenue was most significantly impacted by the pandemic during the second quarter of 2020, with a $46.4 million reduction in revenue representing 88% of the full year decline, due to the facilities shutdowns discussed above. During the fourth quarter of 2020, our heavy-duty business recovered as sales volumes of HPDI increased. Lower revenue was partially mitigated by a 2% foreign exchange rate gain of the Euro relative to U.S. dollars compared to 2019. The majority of our sales are denominated in Euros.

A net loss of $7.4 million was recorded for the year compared to net income of $0.2 million for the year ended December 31, 2019. Earnings declined by $7.6 million largely as a result of lower sales caused by the impact on demand from COVID-19, as discussed above, a $2.4 million warranty charge related to a field service campaign, net of insurance recoveries (see the "Gross Margin" section of this MD&A), and a $2.7 million decrease in earnings from our CWI joint venture, partially offset by lower operating expenses, $6.1 million in government-sponsored wage subsidies and a higher foreign exchange gain in the current year. The prior year results also included a $3.3 million gain recorded on the forgiveness of government funding of HPDI.

Notwithstanding the challenges of COVID-19, we generated $14.7 million adjusted EBITDA during the year ended December 31, 2020, compared to $28.4 million for the year ended December 31, 2019. The decrease is primarily due to lower gross margin during the current year and the net warranty charge previously mentioned, partially offset by lower operating expenses.

LIQUIDITY AND GOING CONCERN

In connection with preparing consolidated financial statements for each annual and interim reporting period, we are required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt exists when conditions and events, considered in the aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about its ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued; and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

Management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about our ability to continue as a going concern within one year after the date these consolidated financial statements are issued. These consolidated financial statements have therefore been prepared on the basis that we will continue as a going concern.

At December 31, 2020, our net working capital was $70.9 million, including cash and cash equivalents (including restricted cash) of $64.3 million. We have another $2.2 million in restricted cash pledged to the repayment of the debt we hold in our Italian subsidiaries recorded in other long-term assets. Our short-term and long-term debt, including the royalty payable, was $101.4 million, of which $39.7 million of this debt matures in 2021 and $7.5 million of the royalty payable is due in 2021. We incurred loss of $7.4 million and negative cash flows from operations of $35.1 million in the year ended December 31, 2020.

As part of our ongoing monitoring of Westport Fuel Systems' financial condition, we are evaluating foreseeable future cash flows from the CWI joint venture investment, as the joint venture term is scheduled to end on December 31, 2021. The joint venture pays significant dividends to the joint venture partners; we received $20.8 million as dividends in 2020. As per the joint venture agreement, both Cummins and Westport Fuel Systems have equal rights to the joint venture's intellectual property. However, there is no certainty that we will be able to monetize the intellectual property to the level of the current dividends received from the joint venture. See note 7(a) for additional details relates to the CWI joint venture.

Management's conclusion and assessment

We believe that the cash on hand at December 31, 2020 and the continued recovery in operational performance, coupled with the additional sources of capital already obtained, as noted above, will provide the cash flow necessary to fund operations over the next year to March, 2022. The ability to continue as a going concern beyond March, 2022, will be dependent on our ability to generate sufficient positive cash flows from operations, the successful conversion of or refinancing of the convertible debt, effective management of the CWI joint venture transition and our ability to finance our long-term strategic objectives and operations (specifically the growth of the HPDI business). If, as a result of future events, we were to determine that we were no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying, consolidated financial statements and the adjustments could be material.

SELECTED FINANCIAL INFORMATION
The following tables sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Years ended December 31,
	2020	2019	2018
(expressed in millions of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$252.5	$305.3	$270.3
Gross margin	$39.5	$68.2	$64.2
Gross margin %	16%	22%	24%
Net income (loss) from continuing operations	$(7.4)	$0.2	$(40.8)
Net income (loss) from discontinued operations	$—	$(0.1)	$9.3
Net income (loss)	$(7.4)	$0.0	$(31.5)
Net income (loss) per share from continuing operations - basic and diluted	$(0.05)	$0.00	$(0.31)
Net income (loss) per share from discontinued operations - basic and diluted	$0.00	$0.00	$0.07
Weighted average basic shares outstanding (millions)	137.1	134.2	132.4
Weighted average diluted shares outstanding (millions)	137.1	144.1	143.1

	Three Months Ended December 31,
	2020	2019
(expressed in millions of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$83.9	$74.3
Gross margin	$13.0	$13.8
Gross margin %	15%	19%
Net income	$4.1	$0.7
Net income per share - basic and diluted	$0.03	$0.00
Weighted average basic shares outstanding (millions)	138.5	136.1
Weighted average diluted shares outstanding (millions)	143.5	145.9

Selected Balance Sheet Data

The following table sets forth a summary of our financial position:

	December 31, 2020	December 31, 2019	December 31, 2018
(expressed in millions of U.S. dollars)
Cash and short-term investments	$64.3	$46.0	$61.1
Net working capital (1)	53.8	27.1	19.7
Total assets	346.3	279.9	269.9
Short-term debt	23.4	3.6	—
Long-term debt, including current portion	62.0	45.3	55.3
Royalty payable, including current portion	16.0	18.3	21.0
Non-current liabilities (2)	40.9	28.3	14.8
Total liabilities	242.2	190.6	179.3
Shareholder's equity	104.1	89.4	90.7
(1) Excluding cash and short-term investments, short-term debt, the current portion of long-term debt and the current portion of the royalty payable
(2) Excluding long-term debt and the royalty payable

RESULTS FROM OPERATIONS

OPERATING SEGMENTS

Effective January 2020, we modified the reporting of business segments to allow for increased transparency into our customer channels and the respective products we sell to those customers. Accordingly, from that date, all product information and other technology related activities previously reported under the Transportation segment have been disaggregated into two segments, OEM and IAM. All comparative figures presented have been revised to reflect this change. Under this organizational structure, we manage and report the results of our business through four segments: OEM, IAM, the CWI Joint Venture, and Corporate. This change reflects the way operating decisions and the assessment of business performance is currently managed by the Chief Operating Decision Maker ("CODM"). The financial information for the business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way we manage our business segments.

OEM Business Segment

Our OEM segment designs, manufactures, and sells alternative fuel systems, components and electronics, including the Westport HPDI 2.0TM product and related engineering services, to OEMs and to supplier OEMs. Our diverse product offerings are sold under established global brands and utilize a broad range of alternative fuels, which have numerous environmental and economic advantages including: LPG, CNG, LNG, RNG, and hydrogen. The OEM business segment's products and services are available for passenger cars, light-, medium- and heavy-duty trucks, cryogenics, and hydrogen applications. The OEM group includes the light-duty and heavy-duty OEM product lines and the DOEM and electronic businesses, as previously described.

IAM Business Segment

Our IAM segment designs, manufactures, and sells alternative fuel systems and components that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels in addition to gasoline. Distribution of such products is realized through a comprehensive distribution network (in more than 70 countries) selling our products to the workshops that are responsible for conversion, maintenance and service.

CWI Joint Venture

CWI serves the medium and heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium and heavy-duty truck and transit bus industries. The purpose of the joint venture is to engage in the business of developing, marketing and selling spark-ignited natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on RNG. CWI is a Delaware corporation owned 50% by Westport Power Inc., a wholly-owned subsidiary of Westport Fuel Systems, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport Fuel Systems and Cummins. On February 19, 2012, Westport Fuel Systems, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement governing the operations of CWI, which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.

The joint venture term is scheduled to end on December 31, 2021.

Corporate Business Segment

The Corporate business segment is responsible for public company activities, corporate oversight, financing, capital allocation and general administrative duties, such as securing our intellectual property.

The 2019 comparative figures have been revised to reflect the change in business segments.

Revenue

Total consolidated revenues from operations for the three months and year ended December 31, 2020 were $83.9 million and $252.5 million, respectively, compared to $74.3 million and $305.3 million for the three months and year ended December 31, 2019, respectively.

OEM revenue for the three months and year ended December 31, 2020 was $58.8 million and $149.6 million, compared with $44.7 million and $164.7 million for the three months and year ended December 31, 2019, an increase of $14.1 million and decrease of $15.1 million, respectively. Revenue growth in the current quarter largely reflected an increase in sales volumes in the heavy-duty OEM business from our initial launch partner combined with a 7% increase in the Euro to U.S. dollar exchange rate, partially offset by the price reduction of our HPDI product. The decrease in OEM revenue during the year ended December 31, 2020 compared to the year ended December 31, 2019 is mainly due to the impact of plant shutdowns in response to the COVID-19 pandemic in the first half of the year, combined with lower light-duty OEM sales to German and Russian OEMs.

IAM revenue for the three months and year ended December 31, 2020 was $25.1 million and $102.9 million, compared with $29.6 million and $140.6 million for the three months and year ended December 31, 2019, respectively. Revenue for the IAM business segment decreased by $4.5 million and $37.7 million, respectively, primarily due to the continuing impact of COVID-19 on customer demand in Western Europe and the related shutdowns in the second quarter of 2020, partially offset by the stronger Euro to U.S. dollar during 2020.

(expressed in millions of U.S. dollars)

	Three months ended December 31,		Change		Years ended December 31,		Change
	2020	2019	$	%	2020	2019	$	%
OEM	$58.8	$44.7	$14.1	32%	$149.6	$164.7	$(15.1)	(9)%
IAM	25.1	29.6	(4.5)	(15)%	102.9	140.6	(37.7)	(27)%
Total Revenue	$83.9	$74.3	$9.6	13%	$252.5	$305.3	$(52.8)	(17)%

Gross Margin for the three months ended December 31, 2020

Total consolidated gross margin for the three months ended December 31, 2020 decreased by $0.8 million, or 6%, from $13.8 million in 2019, to $13.0 million for the same period in 2020.

OEM gross margin increased by $1.3 million to $6.6 million, or 11% of revenue, for the three months ended December 31, 2020 compared to $5.3 million, or 12% of revenue, for the three months ended December 31, 2019. The current quarter gross margin benefited from volume discounts from HPDI component suppliers achieved at the end of the year and recognized during the quarter.

IAM gross margin decreased by $2.1 million to $6.4 million, or 25% of revenue, for the three months ended December 31, 2020 compared to $8.5 million, or 29% of revenue, for the three months ended December 31, 2019. The decrease in gross margin and gross margin percentage was due to lower sales caused by the impact of the COVID-19 pandemic on customer demand in higher-margin markets of Western Europe.

(expressed in millions of U.S. dollars)

	Three months ended		Three months ended
	December 31,	% of	December 31,	% of	Change
	2020	Revenue	2019	Revenue	$	%
OEM	$6.6	11%	$5.3	12%	$1.3	25%
IAM	6.4	25%	8.5	29%	(2.1)	(25)%
Total gross margin	$13.0	15%	$13.8	19%	$(0.8)	(6)%

Gross Margin for the year ended December 31, 2020

Total consolidated gross margin for the year ended December 31, 2020 decreased by $28.7 million, or 42%, from $68.2 million in 2019 to $39.5 million for the same period in 2020.

OEM gross margin decreased by $17.4 million to $12.3 million, or 8% of revenue, for the year ended December 31, 2020 compared to $29.7 million, or 18% of revenue, for the year ended December 31, 2019. The gross margin recorded in the current year period was impacted by lower sales, a net warranty charge of $2.4 million related to the field service campaign of the pressure relief device for light-duty OEM vehicles, a higher percentage of lower margin HPDI products sold, contractual HPDI price reductions and a lower proportion of high-margin service revenue.

IAM gross margin decreased by $11.3 million to $27.2 million, or 26% of revenue, for the year ended December 31, 2020 compared to $38.5 million, or 27% of revenue, for the year ended December 31, 2019. The decrease in gross margin is mainly due to the 29% decrease in sales caused by the factory shutdowns and lower sales volume due to the impact of COVID-19 during the year.

(expressed in millions of U.S. dollars)

	Year ended		Year ended
	December 31,	% of	December 31,	% of	Change
	2020	Revenue	2019	Revenue	$	%
OEM	$12.3	8%	$29.7	18%	$(17.4)	(59)%
IAM	27.2	26%	38.5	27%	(11.3)	(29)%
Total gross margin	$39.5	16%	$68.2	22%	$(28.7)	(42)%

Research and Development Expenses

OEM R&D expenses for the three months and year ended December 31, 2020 were $4.9 million and $16.4 million, compared to $4.0 million and $17.9 million for the three months and year ended December 31, 2019, respectively. The decrease in R&D expenses of $1.5 million during the year ended December 31, 2020 is primarily due to certain HPDI projects being paused due to factory shutdowns, lower compensation expenses in response to the COVID-19 pandemic, and government wage subsidies received during 2020.

IAM R&D expenses for the three months and year ended December 31, 2020 were $1.4 million and $4.2 million, compared to $2.0 million and $6.9 million for the three months and year ended December 31, 2019, respectively. The decrease in R&D expenses of $2.7 million during the year ended December 31, 2020 is primarily due to lower compensation expense from austerity measures in response to the COVID-19 pandemic in Italy, government wage subsidies received and the completion of certain R&D projects in 2019.

Corporate R&D expenses for the year ended December 31, 2020 were $0.4 million compared to $0.4 million for the year ended December 31, 2019. Corporate R&D expenses relate to costs associated with protecting the Company's intellectual property; in particular, the costs associated with patenting our innovations and registering our trademarks and maintaining our patent and trademark portfolios.

(expressed in millions of U.S. dollars)

	Three months ended December 31,		Change		Years ended December 31,		Change
	2020	2019	$	%	2020	2019	$	%
OEM	$4.9	$4.0	$0.9	23%	$16.4	$17.9	$(1.5)	(8)%
IAM	1.4	2.0	(0.6)	(30)%	4.2	6.9	(2.7)	(39)%
Corporate	0.1	(0.1)	0.2	(200)%	0.4	0.4	—	—%
Total R&D	$6.4	$5.9	$0.5	8%	$21.0	$25.2	$(4.2)	(17)%

Selling, General and Administrative Expenses

OEM SG&A expenses for the three months and year ended December 31, 2020 were $3.8 million and $13.4 million, compared to $7.0 million and $20.2 million for the three months and year ended December 31, 2019, respectively. The decreases of $3.2 million and $6.8 million for the three months and year ended December 31, 2020, respectively, are mainly due to lower compensation expenses in response to the COVID-19 pandemic and $0.5 million in government wage subsidies received.

IAM SG&A expenses for the three months and year ended December 31, 2020 were $3.0 million and $13.6 million, compared to $3.1 million and $16.4 million for the three months and year ended December 31, 2019, respectively. The decrease of $2.8 million for the year ended December 31, 2020 is mainly due to lower compensation expenses in response to the COVID-19 pandemic and $0.5 million in government wage subsidies received.

Corporate SG&A expenses for the three months and year ended December 31, 2020 were $4.2 million and $11.1 million compared to $3.8 million and $21.1 million for the three months and year ended December 31, 2019, respectively. The decrease of $10.0 million during the year ended December 31, 2020 is reflective of our continuous efforts to optimize our cost structure and austerity measures. We also accessed $0.4 million in government COVID-19 relief wage subsidies. In addition, 2020 reflects a $6.3 million reduction in legal fees related to the SEC investigation that settled in the third quarter of 2019 and a $1.0 million gain related to a reversal of a reserve for a legal matter which settled in May 2020.

 (expressed in millions of U.S. dollars)

	Three months ended December 31,		Change		Years ended December 31,		Change
	2020	2019	$	%	2020	2019	$	%
OEM	$3.8	$7.0	$(3.2)	(46)%	$13.4	$20.2	$(6.8)	(34)%
IAM	3.0	3.1	(0.1)	(3)%	13.6	16.4	(2.8)	(17)%
Corporate	4.2	3.8	0.4	11%	11.1	21.1	(10.0)	(47)%
Total SG&A	$11.0	$13.9	$(2.9)	(21)%	$38.1	$57.7	$(19.6)	(34)%

Selected CWI Statements of Operations Data

We account for CWI using the equity method of accounting. However, due to its significance to our operating results, we disclose CWI's assets, liabilities and income statement in notes 7(a) and 21 of our consolidated Annual Financial Statements and discuss revenue and gross margins in this MD&A. The following tables sets forth a summary of the financial results of CWI for the years ended December 31, 2020 and 2019, and three months ended December 31, 2020 and 2019:

	Years ended December 31,
	2020	2019
(expressed in millions of U.S. dollars)
Unit sales	7,065	7,883
Total revenue	$323.5	$361.8
Gross margin	$87.3	$104.1
Gross margin %	27%	29%
Net income before income taxes	$62.0	$70.8
Net income attributable to the Company	$23.8	$26.6

	Three months ended December 31,
	2020	2019
(expressed in millions of U.S. dollars)
Unit sales	2,288	2,407
Total revenue	$96.0	$102.5
Gross margin	$28.5	$28.3
Gross margin %	30%	28%
Net income before income taxes	$24.5	$20.6
Net income attributable to the Company	$9.4	$6.7

CWI Revenue

CWI revenue for the three months and year ended December 31, 2020 was $96.0 million and $323.5 million, compared to $102.5 million and $361.8 million for the three months and year ended December 31, 2019, respectively. Unit sales for the three months and year ended December 31, 2020 were 2,288 and 7,065, compared to 2,407 and 7,883 for the three months and year ended December 31, 2019, respectively. Unit sales were lower during the year ended December 31, 2020 compared to the prior year reflecting the impact of OEM factory shutdowns in April and May in response to the COVID-19 pandemic. Parts revenue decreased to $25.1 million and $104.3 million in the three months and year ended December 31, 2020, respectively, from $27.8 million and $115.3 million in the three months and year ended December 31, 2019.

	Three months ended December 31,		Change		Years ended December 31,		Change
	2020	2019	$	%	2020	2019	$	%
CWI	$96.0	$102.5	$(6.5)	(6)%	$323.5	$361.8	$(38.3)	(11)%

CWI Gross Margin for the three months ended December 31, 2020

CWI gross margin of $28.5 million, or 30% of revenue, for the current quarter was comparable to the same period in the prior year. The increase in gross margin and gross margin percentage during the three months ended December 31, 2020 was driven largely by product mix, which more than offset lower revenues in the current year quarter.

	Three months ended		Three months ended
	December 31,	% of	December 31,	% of	Change
	2020	Revenue	2019	Revenue	$	%
CWI	$28.5	30%	$28.3	28%	$0.2	1%

CWI Gross Margin for the year ended December 31, 2020

CWI gross margin decreased by $16.8 million to $87.3 million, or 27% of revenue, for the year ended December 31, 2020, from $104.1 million, or 29% of revenue, for the year ended December 31, 2019. The decrease in gross margin and gross margin percentage in 2020 is primarily related to lower revenues and, to a lesser extent, a lower proportion of high-margin part sales.

	Year ended		Year ended
	December 31,	% of	December 31,	% of	Change
	2020	Revenue	2019	Revenue	$	%
CWI	$87.3	27%	$104.1	29%	$(16.8)	(16)%

Other significant expense and income items

Restructuring costs were $0.8 million for the year ended December 31, 2019, which related to reductions in workforce to optimize cost structure. There were no restructuring charges recorded in the year ended December 31, 2020.

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian domiciled Corporate Business Units that were mainly comprised of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the year ended December 31, 2020, we recognized a foreign exchange gain of $4.3 million compared to a foreign exchange gain of $2.5 million for the year ended December 31, 2019. The gain recognized in the current year primarily relates to unrealized foreign exchange gains that resulted from the translation of U.S. dollar denominated debt in our Canadian legal entities. The Canadian dollar increased by 1% against the U.S. dollar in 2020 compared to 2019.

Depreciation and amortization for the years ended December 31, 2020 and December 31, 2019 were $14.0 million and $16.3 million, respectively. The amounts included in cost of revenue for the same periods were $7.8 million and $8.6 million, respectively. The decreases in depreciation and amortization in 2020 from 2019 was due to certain assets reaching the end of their useful life.

Income from investments primarily relates to our 50% interest in CWI, accounted for by the equity method. See the "Selected CWI Statements of Operations Data" section in this MD&A for more detail.

Interest on debt and amortization of discount

Interest on our short-term and long-term debt and accretion on our royalty payable for the three months and year ended December 31, 2020 was $3.3 million and $8.0 million, respectively, compared to $1.9 million and $7.3 million for the three months and year ended December 31, 2019. Interest on short-term and long-term debt increased from $1.1 million and $3.9 million for the three months and year ended December 31, 2019, respectively, to $1.7 million and $4.3 million in the same period in 2020, reflecting higher debt levels and an additional finance charge resulting from the conversions of our convertible debt into common shares, more than offsetting a lower cost of borrowing across the three months and year ended December 31, 2020.

Accretion and finance charges associated with the royalty payable increased in the three months and year ended December 31, 2020, compared to the same periods in 2019, primarily due to an additional finance charge of $0.9 million in 2020, more than offsetting a lower outstanding royalty balance.

(expressed in millions of U.S. dollars)

	Years ended December 31,
	2020	2019
Interest expense on short-term and long-term debt	$4.3	$3.9
Royalty payable accretion expense	3.7	3.4
Total interest on short-term and long-term debt and accretion on royalty payable	$8.0	$7.3

	Three months ended December 31,
	2020	2019
Interest expense on short-term and long-term debt	$1.7	$1.1
Royalty payable accretion expense	1.6	0.8
Total interest on short-term and long-term debt and accretion on royalty payable	$3.3	$1.9

Interest and other income

In September 2019, we settled a $3.9 million payable related to the residual balance of government contributions received between 2003 and 2006 in connection with HPDI technology development. A final payment of $0.6 million was made in September 2019 and all further repayment obligations were terminated. The prior year contributions no longer repayable, totaling $3.3 million, were credited to other income during the year.

Income tax expense for the year ended December 31, 2020 was $1.4 million and was primarily related to taxes payable in our operations in Italy and the Netherlands. This compared to an income tax expense of $2.0 million for the year ended December 31, 2019. The net decrease of $0.6 million was primarily attributable to lower income in our operations in Italy due to the one-time charge related to the field service campaign of the pressure relief device for light-duty OEM vehicles and lower income in the Netherlands, as well as recoveries of prior period income tax expense as a result of favourable tax rulings and government COVID-19 relief programs.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Year-over-year cash and cash equivalents, including restricted cash, increased by $18.3 million to $64.3 million from $46.0 million at December 31, 2019. The increase is primarily the result of our efforts to improve liquidity as discussed in the "Business Overview and General Developments" section of this MD&A and is partially offset by the repayment of convertible debt and other debt services.

COVID-19 materially impacted our business. We were able to access various government supports, and we have significantly strengthened our balance sheet by negotiating more attractive financing rates, and extending maturity of our debt to ensure sufficient liquidity to meet obligations. See the "Liquidity and Going Concern" section in this MD&A for further discussion.

Cash Flow from Operating Activities
For the year ended December 31, 2020, net cash flow used in operating activities increased by $19.4 million to $35.1 million, from the $15.7 million in the year ended December 31, 2019. The increase in cash used in operating activities is primarily due to lower earnings and a decrease in operating working capital in the current year as a result of COVID-19.

Cash Flow from Investing Activities

Our net cash flows from investing activities consisted primarily of cash acquired through dividends received from joint ventures, offset by purchases of property, plant and equipment and other assets.

For the year ended December 31, 2020, our net cash flows received from investing activities of continuing operations was $13.8 million compared to $16.2 million for the year ended December 31, 2019. The decrease in 2020 is due to lower CWI dividends in current year, partially offset by lower capital expenditures due to delays in activities as a result of the COVID-19 pandemic.
Cash Flow from Financing Activities

For the year ended December 31, 2020, the Company's net cash flows from financing activities was $39.7 million, an increase of $54.5 million compared to cash used in financing activities of $14.8 million during the year ended December 31, 2019. During 2020, the Company received a total of $30.0 million from government backed loans to our Italian subsidiaries, withdrew $6.0 million from the term credit facility with EDC and received $13.9 million net proceeds (gross proceeds of $14.4 million, net of transaction costs of $0.5 million including commission of $0.3 million) from issuance of 3,215,970 common shares through our ATM Program at a weighted average share price of $4.47, offset by repayment of the royalty payable of $5.9 million (2019 - $6.0 million) and paying down the principal amount of our existing convertible notes with Cartesian from $17.5 million to $10.0 million. Draws on the revolving financing facility with HSBC increased to $17.4 million during 2020.

Subsequent to the year ended December 31, 2020, we issued an additional 1,819,712 common share at a weighted average share price of $7.26 per share for gross proceeds of $13.2 million, net of transaction costs of $0.4 million including commission of $0.3 million resulting in net proceeds of $12.8 million.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$84.6	$84.6	$84.6	$—	$—	$—
Short-term debt (1)	23.4	23.4	23.4	—	—	—
Long-term debt, principal (2)	62.0	62.0	16.3	29.7	13.3	2.7
Long-term debt, interest (2)	—	4.2	1.7	2.3	0.2	—
Long-term royalty payable (3)	16.0	21.7	7.4	7.5	3.9	2.9
Operating lease commitments (4)	28.0	32.5	4.5	7.5	4.6	15.9
	$214.0	$228.4	$137.9	$47.0	$22.0	$21.5

Notes

(1) For details of our short-term debt, see note 13 of the Annual Financial Statements.

(2) For details of our long-term debt, principal and interest, see note 14 of the Annual Financial Statements.

(3) For additional information on the long-term royalty payable, see note 15 of the Annual Financial Statements.

(4) For additional information on operating lease obligations, see note 12 of the Annual Financial Statements.

SHARES OUTSTANDING

For the year ended December 31, 2020, the weighted average number of shares used in calculating the income per share was 137,092,854. During the year ended December 31, 2020, 525,807 share units were granted to directors, executives and employees (2019 - 1,877,101 share units). This included 504,907 Restricted Share Units ("RSUs") (2019 - 971,051 RSUs) and 20,900 Performance Share Units ("PSUs") (2019 - 906,050 PSUs). The common shares, share options and share units outstanding and exercisable as at the following dates are shown below:

 (weighted average exercise prices are presented in Canadian dollars)

	December 31, 2020		March 15, 2021
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common shares outstanding	144,069,972		147,848,018
Share units
Outstanding	1,452,378	3.29	1,254,987	N/A
Exercisable	22,588	5.69	41,667	N/A

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Annual Financial Statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our Annual Financial Statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of liquidity and going concern, warranty liability, revenue recognition, inventories, and property, equipment, furniture and leasehold improvements. The application of these and other accounting policies are described in note 3 of the Annual Financial Statements. Actual amounts may vary significantly from estimates used.

We believe that we have taken into account all the possible impacts of known events arising from the COVID-19 pandemic in the preparation of our Annual Financial Statements. However, changes in circumstances due to COVID-19 could impact our judgments and estimates associated with our liquidity and going concern assessment, and other critical accounting assessments.

Assessment of Liquidity and Going Concern

The assessment of liquidity and going concern requires us to make judgments about the existence of conditions or events that raise substantial doubt about the our ability to continue as a going concern within one year after the date that the Annual Financial Statements are issued. This includes judgments about our future activities and the timing thereof and estimates of future cash flows. Significant assumptions used in our forecasted model of liquidity include forecasted sales, including forecasted increases in sales of our heavy-duty OEM business, forecasted costs and capital expenditures, amongst others. Changes in our assumptions could have a material impact on our forecasted liquidity and going concern assessment.

Warranty Liability

Estimated warranty costs are recognized at the time we sell our products and are included in cost of revenue. We provide warranty coverage on products sold from the date the products are put into service by customers. Warranty liability represents our best estimate of warranty costs expected to be incurred during the warranty period.  Furthermore, the current portion of warranty liability represents our best estimate of the costs to be incurred in the next twelve-month period. We use historical failure rates and cost to repair defective products to estimate the warranty liability. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. We generally record warranty expense for new products using historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. The amount payable by us and the timing will depend on actual failure rates and cost to repair failures of our products.

Revenue Recognition

We generate revenues primarily from product sales. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Under ASC 606, revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when the obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale.

Inventories

Our inventories consist of our fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value. Cost is determined based on the lower of weighted average cost or first-in, first-out. The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation. We record inventory write-downs based on an analysis of excess and obsolete inventories determined primarily by future demand forecasts. In addition, we record a liability for firm, non-cancelable, and unconditional purchase commitments with manufacturers for quantities in excess of our future demand forecast consistent with our valuation of excess and obsolete inventory.

PP&E and Intangible Assets

We consider whether or not there has been an impairment in our long-lived assets, such as plant and equipment, furniture and leasehold improvements and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such assets are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Impairment of PP&E

During the year ended December 31, 2020, we recorded an impairment charge of $0.5 million related to the write-down of property, plant and equipment ("PPE") in Rohan BRC, our India subsidiary. We concluded that there were no other impairment indicators as of December 31, 2020 related to PP&E.

We have significant investments in PP&E related to our Westport HPDI 2.0™ business. The HPDI business is still in the early stages of commercialization, and, as a result, is currently generating losses. Based on our current projections, meaningful increases in component sales are expected compared to 2020 levels, allowing the HPDI business to benefit from economies of scale and become profitable. If these assumptions are not realized, we may be required to record an impairment on these assets in future periods.

Intangible assets

We concluded that there were no impairment indicators as of December 31, 2020 related to intangible assets. Therefore, no impairment on intangible assets was recorded in the year ended December 31, 2020.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

New accounting pronouncements adopted in 2020:

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13 "Financial Instruments - Credit Losses (Topic 326)" which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaced the former incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. The adoption of this guidance in the first quarter of 2020 did not result in any material impact to our consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act and applicable Canadian securities law requirements is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and applicable Canadian securities law requirements, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") (our principal executive officer and principal financial officer, respectively), as appropriate to allow timely decisions regarding required disclosures. As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including our CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures.

Based on that evaluation, our CEO and CFO have concluded that as of December 31, 2020, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO and effected by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with U.S. GAAP and the requirements of the SEC, as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected.

Because of these inherent limitations, internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met, and no evaluation of controls can provide absolute assurance that all control issues have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under potential future conditions, regardless of how remote. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management, including the CEO and CFO, has evaluated the effectiveness of our internal control over financial reporting, based on the criteria in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has determined that our internal control over financial reporting was effective as of December 31, 2020.

During the year ended December 31, 2020, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

KPMG LLP ("KPMG"), our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2020. KPMG's audit report on effectiveness of internal control over financial reporting is included in the Annual Financial Statements.

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF THE QUARTER ENDED DECEMBER 31, 2020

Our revenues and operating results can vary significantly from quarter to quarter depending on factors such as the timing of product deliveries, product mix, product launch dates, R&D project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data

Three months ended	31-Mar-19	30-Jun-19	30-Sep-19	31-Dec-19	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20
(expressed in millions of U.S. dollars except for per share amounts)					(1)	(2)
Total revenue	$73.2	$82.4	$75.4	$74.3	$67.2	$36.0	$65.4	$83.9
Cost of product and parts revenue	$56.0	$63.1	$57.5	$60.5	$62.9	$23.8	$55.4	$70.9
Gross margin	$17.2	$19.3	$17.9	$13.8	$4.3	$12.2	$10.0	$13.0
Gross margin percentage	23.5%	23.4%	23.7%	18.6%	6.4%	33.9%	15.3%	15.5%
Net income (loss) from continuing operations	$(3.0)	$(2.3)	$4.9	$0.6	$(15.3)	$3.0	$0.8	$4.1
Net income (loss)	$(3.0)	$(2.6)	$5.0	$0.7	$(15.3)	$3.0	$0.8	$4.1
EBITDA (3)	$4.2	$4.0	$11.7	$5.0	$(11.1)	$9.2	$4.9	$13.1
Adjusted EBITDA (4)	$7.3	$8.1	$9.4	$3.6	$(3.6)	$6.2	$4.0	$8.1
U.S. dollar to Euro average exchange rate	0.88	0.89	0.90	0.90	0.91	0.91	0.85	0.84
U.S. dollar to Canadian dollar average exchange rate	1.33	1.33	1.32	1.32	1.35	1.39	1.33	1.30
Earnings (loss) per share
Basic and diluted from continuing operations	$(0.02)	$(0.02)	$0.04	$0.00	$(0.11)	$0.02	$0.01	$0.03
Basic and diluted	$(0.02)	$(0.02)	$0.04	$0.00	$(0.11)	$0.02	$0.01	$0.03
CWI net income attributable to the Company	8.6	5.9	5.4	6.7	5.3	4.2	4.9	9.4

Notes
(1) During the first quarter of 2020, we recorded a $10.0 million expense related to a field service campaign as discussed in the "Gross Margin" section of this MD&A.

(2) During the second quarter of 2020, we recorded a $7.7 million insurance recovery related to the field service campaign as discussed in the "Gross Margin" section of this MD&A.

(3) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to U.S. GAAP. See non-GAAP measures for more information.

(4) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for amortization of stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. See non-GAAP measures for more information.
THREE MONTHS ENDED DECEMBER 31, 2020 AND 2019
Our consolidated net income for the three months ended December 31, 2020 was $4.1 million, resulting in earnings of $0.03 per share, compared to net income of $0.7 million, or $0.00 per share, for the three months ended December 31, 2019. The improvement in net income was driven primarily by lower operating costs, an increase in investment income from our CWI joint venture and higher unrealized foreign exchange gain curing the current year quarter.

NON-GAAP MEASURES

We have included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by us internally to measure operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with U.S. GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Non-GAAP Measures - EBITDA and Adjusted EBITDA

Our financial statements are prepared in accordance with U.S. GAAP. These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, Westport Fuel Systems and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of Westport Fuel Systems. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport Fuel Systems' EBITDA from continuing operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

EBITDA

Westport Fuel Systems defines EBITDA as net income or loss from continuing operations before income taxes adjusted for net interest expense and depreciation and amortization.

Three months ended	31-Mar-19	30-Jun-19	30-Sep-19	31-Dec-19	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20
Income (loss) before income taxes from continuing operations	$(1.9)	$(1.4)	$5.7	$(0.3)	$(16.0)	$4.6	$0.2	$5.3
Interest expense, net (1)	1.8	1.4	1.8	1.5	1.5	1.2	1.3	4.0
Depreciation and amortization	4.3	4.0	4.2	3.8	3.4	3.4	3.4	3.8
EBITDA	$4.2	$4.0	$11.7	$5.0	$(11.1)	$9.2	$4.9	$13.1

Notes

(1) Interest expense, net is calculated as interest and other income, net of bank charges and interest on long-term debt and other payables and amortization of discount.

EBITDA increased by $8.2 million from $4.9 million for the three months ended September 30, 2020 compared to $13.1 million in the three months ended December 31, 2020. The increase is primarily due to improved gross margins, increased income from our CWI joint venture and a higher unrealized foreign exchange gain in the current quarter.

Adjusted EBITDA

Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations adjusted for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments.

Three months ended	31-Mar-19	30-Jun-19	30-Sep-19	31-Dec-19	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20
EBITDA	$4.2	$4.0	$11.7	$5.0	$(11.1)	$9.2	$4.9	$13.1
Stock based compensation	0.4	0.3	0.3	0.5	0.6	0.6	0.9	0.3
Unrealized foreign exchange (gain) loss	0.1	(0.7)	0.7	(2.6)	6.9	(3.6)	(2.3)	(5.3)
Intangible impairment	—	—	—	0.7	—	—	—	—
Asset impairment	—	—	—	—	—	—	0.5	—
Restructuring, termination and other exit costs	0.8	—	—	—	—	—	—	—
Costs associated with SEC investigation	1.8	4.5	—	—	—	—	—	—
Other	—	—	(3.3)	—	—	—	—	—
Adjusted EBITDA	$7.3	$8.1	$9.4	$3.6	$(3.6)	$6.2	$4.0	$8.1

Adjusted EBITDA increased by $4.1 million from $4.0 million for the three months ended September 30, 2020 to $8.1 million for the three months ended December 31, 2020 primarily due to improved gross margin from a volume discount from an HPDI component supplier achieved at the end of the year and recognized during the quarter and higher CWI net income attributed to the Company in the current quarter.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our AIF and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our AIF, which, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our AIF may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the AIF for the year ended December 31, 2020 under the heading “Risk Factors” and is available on SEDAR at www.sedar.com.